UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 22, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Books-A-Million, Inc.

File No. 0-20664 - CF#23491

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Books-A-Million, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-K filed on April 16, 2009.

Based on representations by Books-A-Million, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

       Exhibit 10.21   through May 4, 2011

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Ellie Bavaria
       Special Counsel